September 26, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Majulah Investment, Inc.

Registration Statement on Form S-1

Filed June 16, 2017

File No. 333-218806

To the men and women of the SEC:

On behalf of Majulah Investment, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated July 12, 2017 addressed to Ding Jie Lin, the Company’s President, and CEO, with respect to the Company’s filing of its Form S-1 on June 16, 2017.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

COMPANY RESPONSE:

The Company has not provided, and it has not authorized any person to provide, any written materials to potential investors in reliance on Section 5(d) of the Securities Act.

2. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419.” See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company that intends to provide property management services to retail, commercial, and residential properties. However, your disclosure shows that you have had no revenues to date. In addition, your company lacks a specific plan of operations for the next twelve months. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

COMPANY RESPONSE:

The Company does not fall within the definition of a blank check company as defined in Rule 419 under the Securities Act of 1933, as amended (the “Securities Act”).

Rule 419(a)(2) of the Securities Act defines a blank check company as a company that:

(i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

(ii) is issuing “penny stock,” as defined in Rule 3a51-1 (17 CFR 240.3a51-1) under the Securities Exchange Act of 1934.

The Company will be issuing penny stock and has made disclosures to that effect throughout the Registration Statement, and the Company is an early-stage company.

However, the Company has a very specific business plan that it intends to implement including but not limited to providing property management services to retail, commercial, and residential properties in major cities and hubs globally, with an initial focus on areas in China. In addition, we have furthered our business plan whereas we have identified several potential real estate properties located primarily in, Beijing, Shanghai and the Greater Xi’an, China that we believe our proposed services may be of great appeal. We have a definitive and bona fide plan of operation that we have revised and inserted into the registration statement in the business section on Page 12.

Therefore, the Company cannot be characterized as a company without a specific business plan or a company whose business plan is to engage in a merger or acquisition with unidentified parties.

In order to be classified as a blank check company, a company must meet the criteria of both subparagraphs (i) and (ii) of Rule 419(a)(2). Because the Company is not a company without a specific business plan and is not a company whose business plan is to engage in a merger or acquisition with unidentified parties as provided by subparagraph (i), the Company cannot be categorized as a blank check company as defined in Rule 419(a)(2).

3. Please revise your business or MD&A section to describe the company’s plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

COMPANY RESPONSE:

We have revised the business section on Page 12 of the registration statement to describe the Company’s plan of operations for the next twelve months. We have provided details of our specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. We have explained how the company intends to meet each of the milestones if it cannot receive funding.

4. Please revise your prospectus so that the Risk Factors section immediately follows your Summary instead of the Management’s Discussion and Analysis section. See Item 503(c) of Regulation S-K.

COMPANY RESPONSE:

We have revised our prospectus so that the Risk Factors section immediately follows the Summary instead of the Management’s Discussion and Analysis section pursuant to Item 503(c) of Regulation S-K.

Industry Overview, page 12

5. We note your disclosure that you have included market and industry data that you have developed from publicly available information. Please revise your disclosure throughout to disclose the source of the data referenced.

COMPANY RESPONSE:

We have revised our disclosure throughout to disclose the source of the data referenced.

Description of Business, page 12

Plan Moving Forward, page 12

6. We note your disclosure that until you have enough funds to implement your business plan, you will not be able to fully carry out your proposed operations. We also note your disclosure that even if you sell all of the shares in this offering, you will still not have enough funds to carry out your intended plans moving forward. Please revise to disclose the amount of funds the company will require to carry out its proposed operations.

COMPANY RESPONSE:

We have deleted Plan Moving Forward on Page 12 and revised with Plan of Operations on Page 12.

Use of Proceeds, page 14

7. We note your disclosure on page 22 that payments made by Mr. Ding Jie Lin on behalf of the company are considered loans to the company. Please clarify whether proceeds from the offering will be used to reimburse Mr. Ding Jie Lin.

COMPANY RESPONSE:

Payments made by Mr. Ding Jie Lin on behalf of the Company are considered loans to the Company. Proceeds from the offering will not be used to reimburse Mr. Ding Jie Lin.

8. We note your disclosure that general working capital may include professional fees, operating expenses, consulting fees, and fees incurred as a result of maintaining your reporting requirements. Please revise your use of proceeds disclosure to more specifically describe the amount proceeds and order of priority that will be allocated to each expense. To the extent you do not have a current specific plan for the proceeds, please so state and discuss the principal reasons for the offering. Refer to Item 4 of Form S-1 and Item 504 of Regulation S-K.

COMPANY RESPONSE:

We have amended the use of proceeds disclosure to more specifically describe the amount of proceeds and descending order of priority that will be allocated to each expense.

Dilution, Page 14

9. It appears that the net tangible book value before the offering should be ($204,567). Please revise or tell us why a change is unnecessary.

COMPANY RESPONSE:

We have revised the net tangible book value in the dilution table on page 14 from ($207,082) to ($204,567).

Certain Relationships and Related Transactions, page 22

10. We note your disclosure that Mr. Ding Jie Lin paid $98 for incorporation fees on behalf of the company. We also note your disclosure that these payments on behalf of the company are considered loans to the company. Please clarify whether all payments made by Mr. Ding Jie Lin on behalf of the company are considered loans, or solely the incorporation fees.

COMPANY RESPONSE:

We have disclosed throughout the registration statement and in Certain Relationships and Related Transactions, page 22 that all payments made on behalf of the Company by Mr. Lin including but not limited to the offering are considered loans to the Company. All expenses paid by the Company post-offering will come from post-offering proceeds if the offering is successful. If post-offering proceeds or revenue are insufficient to pay Company expenses, then Mr. Lin has agreed to pay expenses that have incurred.

Financial Statements and Exhibits, page F-1

Statements of Changes in Stockholder’s Deficit, page F -5

11. It appears that the Total Stockholder’s Deficit as of February 28, 2017 is totaled incorrectly. Please revise or tell us why a change is unnecessary.

COMPANY RESPONSE:

We have revised the total from ($207,082) to ($204,567) on page F-5 of the Total Stockholder’s Deficit as of February 28, 2017.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: September 26, 2017

/s/ Ding Jie Lin

Ding Jie Lin

Chief Executive Officer